January 28, 2016

Mr. W. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:    Mueller Water Products, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2015
Filed November 24, 2015
File No. 1-32892

Dear Mr. Cash:

I am writing to respond to comments set forth in your letter dated January 14, 2016 (the “Comment Letter”) with respect to the above referenced filing (the “Report”) of Mueller Water Products, Inc. (the “Company”).

Your comments were as follows:

Sales, Marketing and Distribution, page 6

1.
We note that you disclose that two customers accounted for more than 10% of Mueller Co.’s total sales for 2015, 2014, and 2013, and that the loss of either of these customers would have a material adverse impact on your business. We also note that groups of customers account for substantial percentages of sales to Anvil and Mueller Technologies. Pursuant to Item 101(c)(vii) of Regulation S-K, please provide the name of those customers that account for equal to or greater than 10% of consolidated revenues and the loss of which would have a material impact on your business, and describe your relationship with those customers. In addition, please tell us what consideration you gave to filing any agreements with these customers as material contracts pursuant to Item 601(b)(10) of Regulation S-K.

Note 16 to the consolidated financial statements on page F-29 of the Report provides the names of those customers that account for equal to or greater than 10% of consolidated revenues.

Item 101(b) of Regulation S-K states that “a registrant may include in its financial statements a cross reference to this data in lieu of presenting duplicative information in the financial statements; conversely, a registrant may cross reference to the financial statements.”

1200 ABERNATHY ROAD, N.E. | SUITE 1200 | ATLANTA, GA 30328

770-206-4200 | www.muellerwaterproducts.com

In future filings, we will include a cross reference in Item 1 of the Report to the footnote of the consolidated financial statements that provides the information required by Item 101(c)(vii) of Regulation S-K.

We believe our existing disclosure provides investors with meaningful information about our relationships with key customers and complies with the requirements of Item 101(c)(vii) of Regulation S-K. In particular, our existing disclosure notes that we (i) have long-standing relationships with most of our key distributors, (ii) typically do not have long-term contracts with our key distributors and (iii) do not have long-term contracts with our two largest distributors. Typically, the individual operating units of our key distributors place purchase orders for our products with deliveries scheduled usually over no more than a few months. These individual purchase orders are made in the ordinary course of our business and are not material (i.e. our business is not substantially dependent on any one of them). Accordingly, our view is that they do not meet the requirements of Item 601(b)(10) of Regulation S-K and should not be filed.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Evan L. Hart
Senior Vice President and
Chief Financial Officer